EXHIBIT 99.12 Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 26 April 2024 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Rio Tinto plc Dividend Reinvestment Plan Rio Tinto plc offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc shares in the market. On 18 April 2024, the following director acquired shares in Rio Tinto plc under a dividend reinvestment plan as follows. Security Name of PDMR / KMP Number of Shares Acquired Price Per Share USD Rio Tinto plc ADR Nason, Jennifer 67 67.528866 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 2 / 2

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Matthew Klar
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David Outhwaite
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Malika Cherry
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Vanessa Damha
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Investor Relations, United Kingdom

David Ovington
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Laura Brooks
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Investor Relations, Australia

Tom Gallop
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Amar Jambaa
M +61 472 865 948

Rio Tinto plc

6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000

Registered in England
No. 719885

Rio Tinto Limited

Level 43, 120 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333

Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary.

riotinto.com